SCHEDULE 13G

Amendment No. 1
Celanese Corporation
Common Stock
Cusip #150870103


Cusip #150870103
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	114,925
Item 6:	0
Item 7:	10,121,725
Item 8:	0
Item 9:	10,121,725
Item 11:	6.366%
Item 12:	    HC


Cusip #150870103
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	10,121,725
Item 8:	0
Item 9:	10,121,725
Item 11:	6.366%
Item 12:	IN


Cusip #150870103
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	10,121,725
Item 8:	0
Item 9:	10,121,725
Item 11:	6.366%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Celanese Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1601 W. LBJ Freeway
		Dallas, TX  75234


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		150870103

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	10,121,725

	(b)	Percent of Class:	6.366%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	114,925

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	10,121,725

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Celanese Corporation. No one person's interest in the Common Stock of Celanese
Corporation is more than five percent of the total outstanding
Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of Celanese Corporation at May 31, 2005 is true, complete and correct.

June 10, 2005
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company
("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 10,004,550 shares or 6.292% of the Common Stock outstanding of Celanese Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common
Stock of Celanese Corporation owned by the investment companies at May 31, 2005 included 448,250 shares of Common Stock resulting from the assumed conversion of 358,600 shares of CELANESE CORP 4.25% CV PFD (1.25 shares of Common Stock for each share of Convertible Preferred Stock).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 10,004,550 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 117,175 shares or 0.074% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Common Stock of Celanese
Corporation owned by the institutional account(s) at May 31, 2005 included 3,375 shares of Common Stock resulting from the assumed conversion of 2,700 shares of CELANESE
CORP 4.25% CV PFD (1.25 shares of Common Stock for each share of Convertible Preferred Stock).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 117,175 shares and sole power to vote or to direct the voting of 114,925 shares, and no power to vote or to direct the voting of 2,250 shares of Common Stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on June 10, 2005, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
Stock of Celanese Corporation at May 31, 2005.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel